SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                                                  Commission File Number 1-14880

                           NOTIFICATION OF LATE FILING

(Check One): [   ] Form 10-K   [   ] Form 11-K      ] Form 20-F  [ X ] Form 10-Q
[   ] Form N-SAR

For Period Ended:  April 30, 1999
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[   ]  Transition Report on Form 10-K      [   ] Transition Report of Form 10-Q
[   ]  Transition Report on Form 20-F      [   ] Transition Report on Form N-SAR
[   ]  Transition Report on Form 11-K

For the Transition Period Ended:
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  READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant: Microlog Corporation
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Former name if applicable:

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Address of principal executive office (Street and number):  20270 Goldenrod Lane
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City, state and zip code:  Germantown, Maryland 20876
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                                     PART II
                             RULE 12B-25 (B) AND (C)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

       State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

       The Form 10-Q could not be filed within the prescribed time period due to the unexpected period of time it took the Registrant to complete the preparation of its quarterly financial statements. Upon completion of those financial statements on the afternoon of June 14, 1999, a loss of power occurred during EDGAR transmission of the completed Form 10-Q. By the time power was restored and the Form 10-Q was again set for EDGAR transmission, the filing deadline had passed.

                                     PART IV
                                OTHER INFORMATION

       (1) Name and telephone number of person to contact in regard to this notification

              Steven R. Delmar                    (301)             428-9100
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              (Name)                           (Area code)    (Telephone Number)

       (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [ X ] Yes   [   ] No


       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            [ X ] Yes    [  ] No

       Following is an explanation of the anticipated change:

         As announced by press release dated June 9, 1999, results for the quarter ended April 30, 1999 indicate revenues for the quarter of $4.3 million and a net loss of $2.2 million (($0.51) per basic and diluted share). The Company had revenues of $7.7 million and a net loss of $749,000 (($0.17) per basic and diluted share) in the same period last year. The principal reason for the $2.2 million net loss for the quarter ended April 30, 1999 was the decrease in revenues in the Registrant's voice processing unit experienced during the quarter.

       In addition, a total of $582,000 of the $2.2 million second quarter loss is attributable to a restructuring of the Company's voice processing operations. Included in this charge are the severance and benefit costs for the reduction of approximately 25 employees, termination costs of a long-term lease obligation, costs associated with the closing of the Company's manufacturing facility, and severance costs for the Company's former CEO.

                              Microlog Corporation
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                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                           MICROLOG CORPORATION


Date:  June 15 , 1999                      By:       /s/ Steven R. Delmar
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                                                  Steven R. Delmar.
                                                  Executive Vice President and
                                                      Chief Financial Officer

         INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
                                    ATTENTION

         Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

    1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

    2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

    3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

    4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

    5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.